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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

OFFICEMAX, INC. (Name of Issuer)
Common Shares, no par value (Title of Class of Securities)
67622M108 (CUSIP Number)
Javade Chaudhri, Esq. Gateway Companies, Inc. 14303 Gateway Place Poway, CA 92064 (858) 848-3401 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 10, 2002 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  / /

    Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67622M108	13D	Page of Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Gateway Companies, Inc. (46-0431398)

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 6,636,109

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 6,636,109

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,636,109

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) 5.4%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

    This Amendment No. 1 amends and supplements the statement on Schedule 13D, and the cover page thereto, filed on December 21, 2001 (the "Schedule 13D") by Gateway Companies, Inc., a Delaware corporation ("Gateway"), with respect to its beneficial ownership of common stock, no par value (the "Common Stock"), of OfficeMax, Inc., an Ohio corporation (the "Issuer"). This Amendment No. 1 is made to report the sale of shares of the Issuer's Common Stock.

Item 5. Interest in Securities of the Issuer.

    On April 28, 2000, pursuant to a Share Purchase Agreement, Gateway acquired 3,076,923 Series A Shares for $9.75 per share, or an aggregate total amount of $30 million. The Series A Shares were convertible into Common Shares pursuant to the terms of the Articles. On December 12, 2001, Gateway tendered all of its Series A Shares to the Issuer for conversion into 9,366,109 Common Shares pursuant to the terms of the Articles.

    Gateway sold an aggregate of 2,730,000 Common Shares from December 19, 2001 through January 10, 2002 in open market transactions as follows:

Date	Number of Shares	Average Price Per Share Sold ($)	Lowest Per Share Price Sold ($)	Highest Per Share Price Sold ($)
12/19/01	100,000	4.1000	4.10	4.10
12/20/01	200,000	3.9743	3.90	4.05
12/21/01	300,000	4.0063	3.97	4.03
12/24/01	100,000	4.1250	4.10	4.19
12/26/01	200,000	4.4586	4.25	4.57
12/27/01	200,000	4.7896	4.54	4.90
12/28/01	100,000	4.7452	4.50	4.90
12/31/01	100,000	4.3519	4.30	4.50
1/2/02	137,000	4.3663	4.30	4.43
1/3/02	115,800	4.3345	4.20	4.46
1/4/02	700,000	4.5201	4.40	4.60
1/7/02	300,000	4.6000	4.60	4.60
1/8/02	100,000	4.6028	4.60	4.62
1/9/02	24,700	4.5514	4.50	4.61
1/10/02	52,500	4.2023	4.20	4.21

    After such sales, Gateway held 6,636,109 Common Shares, and its beneficial ownership of the Common Shares represented approximately 5.4% of the Issuer's outstanding Common Shares based upon the outstanding Common Shares set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission for the Issuer's fiscal quarter ended October 27, 2001. Other than Gateway, Inc. (through its ownership of Gateway) and James F. McCann (described below), no other person previously disclosed in response to Item 2 to the Schedule 13D beneficially owns any shares of the Issuer's Common Shares.

    Gateway has sole voting power and sole dispositive power of the Common Shares. Other than set forth above, in the last sixty days, none of Gateway nor any other person previously disclosed in response to Item 2 to the Schedule 13D has been a party to any transaction in the Common Shares. Gateway knows of no other person that has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Common Shares.

    James F. McCann, a director of both Gateway, Inc. and the Issuer, holds 43,906 Common Shares, representing less than 0.1% of the Issuer's outstanding Common Shares based upon the outstanding Common Shares set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission for the Issuer's fiscal quarter ended October 27, 2001. Mr. McCann has sole voting power and sole dispositive power of the Common Shares that he holds, and Mr. McCann knows of no other person that has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Common Shares that he holds.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2002	GATEWAY COMPANIES, INC.
	By:	/s/ THOMAS W. REEDY Thomas W. Reedy Vice President and Treasurer

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SIGNATURES